

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 18, 2006

Mr. James H. Vandenberghe
Vice Chairman and Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter ended April 1, 2006**
> **File No. 1-11311**

Dear Mr. Vandenberghe:

We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief